Exhibit 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Nine Months Ended September 30, 2009 (unaudited)
Income from continuing operations before income taxes	$50,294

Interest on long-term and short-term debt, including amortization of original issue discount and deferred financing costs	10,687
Interest element of rentals	3,017

Total fixed charges	13,704

Earnings before income taxes and fixed charges	$63,998

Ratio of earnings to fixed charges	4.67

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